

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2013

Via E-mail
Lung Lai Tan, Chief Executive Officer
Realgold International, Inc.
Unit 1202, Level 12, One Peking,
1 Peking Road, Tsim Sha Tsui
Kowloon, Hong Kong

> **Re:** **Realgold International, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed January 28, 2013**
> **File No. 000-21909**

Dear Mr. Tan:

We have reviewed Amendment No. 1 to your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

1. Please provide us with support for all quantitative and qualitative business and industry data used in the Form 8-K. For example only, we note your disclosure on page 4, in the section "Overview of Tourism and Accommodation Market in World and particularly in China." Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Exchange Act Rule 12b-4 and that such material should be returned to the registrant upon completion of the staff review process.

2.   We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions and include Risk Factor disclosures to highlight such issues.

- How do you maintain your books and records and prepare your financial statements?

    - If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

    - If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

- What is the background of the people involved in your financial reporting?

    - We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

        - what role he or she takes in preparing your financial statements;

        - what relevant education and ongoing training he or she has had relating to U.S. GAAP;

        - the nature of his or her contractual or other relationship to you;

        - whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

        - about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

    - If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

- the name and address of the accounting firm or organization;

- the qualifications of their employees who perform the services for your company;

- how and why they are qualified to prepare your financial statements;

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

  o If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

  - why you believe they are qualified to prepare your financial statements;

  - how many hours they spent last year performing these services for you; and

  - the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

- Considering that you currently do not have a separately created audit committee, please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

Item 2.01. Completion of Acquisition or Disposition of Assets, page 3

3. We note, in the organization chart, that you state that you own 100% of the Zhuhai Tengda Business Hotel. However, we also note your disclosure that ownership is contingent upon filing a notice with the Guangdong Province Department of Foreign Trade and Economic Cooperation ("Department"). Please revise to clarify the ownership status of Tengda Hotel and disclose the legal effect of a pending notice with Guangdong Province Department of Foreign Trade and Economic Cooperation. Please add risk factor disclosure, if appropriate, to address the impact on you if you do not ultimately acquire 100% ownership of the hotel.

4.   Please provide a legal analysis as to why you believe you are no longer a Shell Company
        as defined in Rule 12b-2 of the Exchange Act. Your analysis should take into account
        that your travel agency has been operational for a short period of time, you have not
        generated positive income, and, based on your disclosure, you do not yet own the Tengda
        Hotel.

Overview of Business, page 4

5.   Please explain in detail how Realgold International, Inc., the parent company, is
        generating revenue from its subsidiaries in China.

Travel Agency, page 4

6.   Please provide more detailed disclosure regarding the operations of the travel agency and
        how you generate income from the travel agency. For example, please disclose the
        average number of customers that you have had each month since you commenced
        managing this entity and the average fees paid to you by each customer. Further, please
        clarify how fees are determined and when they are paid, including whether you purchase
        travel packages in advance to resell or whether you are paid on commission. Please
        discuss whether you receive incentive payments from the destinations to which you send
        your customers and the average amount of these payments. Finally, please separately
        address the number and average payments received from individuals and from corporate
        customers.

7.   Please revise your disclosure to clarify whether you are focused on specific destinations,
        or whether you provide your customers with destinations throughout the world. In
        addition, please provide more detailed disclosure regarding the hotels and golf courses
        that you have contracts with. If material, please file these contracts in accordance with
        Item 601(b)(10) of Regulation S-K, or advise.

Hotel, page 4

8.   Please provide more detailed disclosure regarding the hotel's operations, including
        REVPar, ADR, and average occupancy rate. Additionally, please disclose the amount
        spent to acquire the rights to operate the hotel, discuss whether you have any plans to
        improve the hotel and clarify whether you actually own the hotel or operate the hotel
        subject to a lease agreement, including a description of any amounts you have paid or you
        owe pursuant to such lease agreement.

Government Regulation, page 5

9.   Please disclose the material government regulations in China that could impact Realgold
        Venture's ability to operate its travel agency and hotel business. Additionally, please
        disclose any material regulations that may impact your investors.

License, Permit and Approval, page 6

10. We note that that you disclose all the licenses, permits and approvals you have under PRC laws. Please advise whether you will need any additional licenses, permits or approvals to operate the travel agency or the hotel business in China.

Properties, page 6

11. We note that the rental expense for the fiscal year ended March 31, 2012 has increased significantly compared to that for the fiscal year ended March 31, 2011. Please explain, in detail, the reasons for the increasing rental expense. Additionally, please disclose whether you expect this amount to increase going forward. Further, please clarify whether you have an option to renew the lease agreement at the end of its term. Please file the agreement in accordance with Item 601(b)(10) of Regulation S-K, or advise.

Management, page 7

12. Please provide all of the disclosure required by Item 401 of Regulation S-K, including each person's principal occupation and employment during the past five years. Please disclose each of the entities Mr. Lung Lai Tan and Mr. Po Hwa Tan have been associated with during the past five years, their positions at the entity and disclose when they began working at each entity and when they ceased working at each entity. Further, please revise your disclosure regarding Mr. Lung Lai Tan and Mr. Po Hwa Tan to discuss their specific experience, qualifications, attributes or skills that led to the conclusion that they should serve as your directors in light of your business and structure. Please refer to Item 401(e) of Regulation S-K.

Risk Factors, Page 8

13. Please revise the introductory paragraph so that it does not appear in all capital letters because this format impedes readability. Please also similarly revise the introductory paragraph on page 10.

14. In the introductory paragraph, you qualify that the risks you have disclosed are not the only risks you face. Please revise to remove this disclosure and clarify that all material risks are presented in this section.

15. We note that several risk factor subheadings merely state general facts about your business. For example, we note the following subheadings:

- "Our inability to fund our capital expenditure requirements may adversely affect our growth and profitability" page 9;

- "China's economic conditions could affect our business," page 9; and.

- "Shareholders could experience substantial dilution" page 11;

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that may result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to read the subheading and understand the risk as it specifically applies to you.

16. We note that you have experienced net losses. Please add a risk factor to address these losses and the potential impact on your company's business and financial condition.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

Overview, page 10

17. The disclosure in this section should provide insight into the material opportunities, challenges, and risks, such as those presented by known material trends and uncertainties, on which your executive officers are most focused. In addition, it should discuss the actions management is taking to address these opportunities, challenges, and risks and the performance indicators (financial and non-financial) that management uses to manage/assess your business and that would be important to investors. For example only, we note your disclosure regarding incurring more costs including legal and accounting fee to locate and complete a merger or acquisition. We also note your disclosure regarding the increase in net loss for the fiscal year ended March 31, 2012 as compared to the fiscal year ended March 31, 2011. Please disclose how the company will address your net losses. Refer to Release No. 33-8350 (Dec. 19, 2003).

Liquidity and Capital Resources, page 11

18. Please note that your disclosure regarding your liquidity and capital resources should be presented in one section. This disclosure should address how you intend to fund your sources for the next 12 months. Please revise to combine your disclosure in one section and disclose how you will fund your operations for the next 12 months. Please identify the sources from which the company will obtain capital to fund its increasing operating costs.

19. Please disclose any restrictions that will impact your ability to transfer cash within the corporate structure. Also, discuss the nature of the restrictions on the net assets of your subsidiaries, the amount of those net assets, and the potential impact on your liquidity. Furthermore, if applicable, discuss the amount of cash held in USD versus RMB.

Security Ownership of Certain Beneficial Owners and Management, Page 16

20.   We note your statement: "The inclusion herein of such shares listed beneficially owned does not constitute an admission of beneficial ownership." Please remove this statement. If there is a reason for specific individuals to disclaim beneficial ownership of shares, please provide this disclosure in a footnote relating to the specific individual and explain.

21.   Please note that if the preferred shares are convertible within 60 days, the amount of common shares into which they may be converted should be included in the table, and the percentage of class should reflect owning these shares. Please refer to Item 403(b) of Regulation S-K.

22.   We note that Mr. Lung Lai Tan holds 991,951 shares of common stock and 20,000 shares of Series A Preferred Stock, which entitle him to a total of 20,001,951 votes, which represent approximately 40.4% of the total votes. Please add a risk factor to disclose that Mr. Lung Lai Tan may ultimately exercise complete control over the company and have the ability to make decisions regarding, (i) whether to issue common stock and preferred stock, including decisions to issue common and preferred stock to himself; (ii) employment decisions, including his own compensation arrangements, (iii) the appointment of all directors; and (iv) whether to enter into material transactions with related parties.

Involvement in Certain Legal Proceedings, page 18

23.   Please affirmatively state whether any director or executive officer has been involved in the activities disclosed in this section in past 10 years.

Recent Sales of Unregistered Securities, page 19

24.   We note that you sold securities in multiple transactions. For each transaction, please ensure that you disclose the exemption relied upon and state briefly the facts relied upon to make the exemption available. Please refer to Item 701(d) of Regulation S-K. We also note that, for at least one transaction, you indicate that you relied upon Rule 506 of Regulation D. However, it does not appear that you have filed a Form D. Please advise.

Executive Compensation, Page 20

25.   We note in the table that both of the named executive officers and directors have not received compensation in the past two fiscal years. Please disclose the conditions under which the Company will start to pay them for all their services rendered in all capacities to the Company.

26.   Please revise the summary compensation table to comply with Item 402(n) of Regulation
        S-K.

Exhibit 99.1

Report of Independent Registered Public Accounting Firm

27.   We note that your auditor, Anderson Bradshaw PLLC, included qualified language
        within their audit report. Pursuant to SAB Topic 1.E.2 qualifications of this nature do not
        comply with the requirements of Rule 2-02 of Regulation S-X. Please clarify and/or
        revise accordingly.

Exhibit 99.3

Unaudited Pro Forma Consolidated Financial Statements and the notes thereto

28.   Please indicate in the respective financial statement headings that the statements are
        consolidated.

29.   As disclosed on page 21, we note that you changed your fiscal year end from December
        31 to March 31.   As such your unaudited consolidated pro forma statement of operations
        and comprehensive income should represent activity for the fiscal year ended March 31,
        2012. Please note that Realgold's historical operations when it was a shell company
        should be reflected within the pro-forma financial statements consistent with the
        guidance outlined in Rule 11-02(c)(3) of Regulation S-X.

30.   Based on the last paragraph of footnote one, it appears that you intended to also provide
        an unaudited interim pro forma consolidated statement of operations. Please revise to
        include unaudited interim pro forma consolidated statement of operations for the six
        months ended September 30, 2012. Reference is made to Rule 11-02(c)(2) of Regulation
        S-X.

Exhibits, Page 22

31.   Please file all exhibits required by Item 601 of Regulation S-K. For example only, we
        note that you have not filed your articles of incorporation.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Lung Lai Tan, Chief Executive Officer
Realgold International, Inc.
February 28, 2013
Page 9

       In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Howard Efron at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc. Bin Zhou, Esq. (*via e-mail*)